

December 29, 2010

Mr. Nitin Amersey
Chief Executive Officer
ABC Acquisition Corp 1505
300 Center Ave., Ste. 202
Bay City, MI 48708

      Re: ABC Acquisition Corp 1505
             Form 10-12G
             Filed September 7, 2010
             File No. 000-54109

Dear Mr. Amersey:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Jeffrey Riedler
                     Assistant Director